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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            THE EARTHGRAINS COMPANY
                      (Name of Subject Company (Issuer))

                             SLC ACQUISITION CORP.
                         a wholly owned subsidiary of
                             SARA LEE CORPORATION
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

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                                  270319-10-6
                     (CUSIP Number of Class of Securities)

                           Roderick A. Palmore, Esq.
             Senior Vice President, General Counsel and Secretary
                             Sara Lee Corporation
                          Three First National Plaza
                         Chicago, Illinois 60602-4260
                                (312) 726-2600
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                With a copy to:
                         Charles W. Mulaney, Jr., Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700
                           CALCULATION OF FILING FEE

     Transaction Valuation*                Amount of Filing Fee
         $1,836,427,954                          $367,286
-----------------------------------  ---------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 42,648,084 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of The Earthgrains Company at a purchase price of $40.25 per share. The transaction value also includes the offer price of $40.25 per share, less $15.92 which is the average exercise price of outstanding options, multiplied by 4,925,712, the estimated number of options outstanding under The Earthgrains Company's employee stock option plans. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     $367,286
     Form or Registration No.:   Schedule TO
     Filing party:               Sara Lee Corporation and SLC Acquisition Corp.
     Date Filed:                 July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission
(the "Commission") on July 3, 2001 as amended (the "Schedule TO"), by SLC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of The Earthgrains Company, a Delaware corporation (the "Company"),and the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") at $40.25 per Share net to the seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated July 3, 2001
(the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11.

     Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented to add the following:

     On July 31, 2001, Sara Lee issued a press release announcing the extension of the Expiration Date until 5:00 p.m., Eastern Daylight Time, on Tuesday, August 7, 2001. The Offer was previously scheduled to expire at 12:00 midnight on July 31, 2001. The extension of the Offer was to accommodate the European Commission's antitrust review process. The company submitted the required antitrust notification under the ECMR to the European Commission on July 5, 2001, and the applicable waiting period is due to expire on August 6, 2001. Sara Lee expects to receive antitrust clearance from the European Commission and to close on the acquisition promptly after receiving such clearance. Completion of the acquisition is subject to the requisite number of shares of Earthgrains common stock being tendered and other standard closing conditions.

     As of 3:00 p.m. (EDT) on July 31, 2001, 26,172,102 Shares (including guaranteed deliveries) were validly tendered and not withdrawn, which represents approximately 61% of the outstanding Shares. The full text of the press release is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.


Item 12.  Exhibits.

     (a)(1)*      Offer to Purchase dated July 3, 2001

     (a)(2)*      Letter of Transmittal.

     (a)(3)*      Notice of Guaranteed Delivery.

     (a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)* Press Release issued by Sara Lee on July 2, 2001, incorporated herein by reference to the Schedule TO filed by Sara Lee on July 2, 2001.

     (a)(8)* Summary Advertisement as published in The Wall Street Journal on July 3, 2001.

     (a)(9)*      Press Release issued by Sara Lee on July 23, 2001.

     (a)(10)      Press Release issued by Sara Lee on July 31, 2001.

     (b)(1)* Financing Commitment Letter dated June 29, 2001, to Sara Lee Corporation from J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

     (d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

     (d)(2)* Confidentiality Agreement dated May 29, 2001, between Sara Lee and Earthgrains.

     (g) Not applicable

     (h) Not applicable
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* Previously filed.





                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 SLC Acquisition Corp.


                                 By:   /s/  R. Henry Kleeman
                                     ------------------------------------
                                 Name: R. Henry Kleeman
                                 Title:    Vice President and Treasurer


                                 Sara Lee Corporation


                                 By:   /s/  R. Henry Kleeman
                                     ------------------------------------
                                 Name: R. Henry Kleeman
                                 Title:   Vice President, Deputy General
                                          Counsel and Assistant Secretary

Dated: July 31, 2001






                                 EXHIBIT INDEX


         Exhibit No.       Exhibit Name

         (a)(1)*           Offer to Purchase dated July 3, 2001

         (a)(2)*           Letter of Transmittal.

         (a)(3)*           Notice of Guaranteed Delivery.

         (a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)*

                           Press Release issued by Sara Lee on July 2, 2001, incorporated herein by reference to the Schedule TO filed by Sara Lee on July 2, 2001.

         (a)(8)* Summary Advertisement as published in The Wall Street Journal on July 3, 2001.

         (a)(9)*           Press Release issued by Sara Lee on July 23, 2001.

         (a)(10)           Press Release issued by Sara Lee on July 31, 2001.

         (b)(1)* Financing Commitment Letter dated June 29, 2001, to Sara Lee Corporation from J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

         (d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

         (d)(2)* Confidentiality Agreement dated May 29, 2001, between Sara Lee and Earthgrains.

         (g)               Not applicable

         (h)               Not applicable
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* Previously filed.